Exhibit 12.5

Commonwealth Edison Company

Ratio of Earnings to Fixed Charges

	2007	2008	2009	2010	2011	For the three months ended March 31, 2012
Pre-tax income from continuing operations	245	329	602	693	666	148
Plus: Loss from equity investees	7	9	—	—	—	—
Less: Capitalized interest	(13)	3	(3)	(2)	(4)	(1)

Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest	239	341	599	691	662	147
Fixed charges:
Interest expensed and capitalized, amortization of debt discount and premium on all indebtedness (a)	308	323	301	368	330	78
Interest component of rental expense (b)	8	8	7	6	6	2

Total fixed charges	316	331	308	374	336	80
Pre-tax income from continuing operations after adjustment for loss from equity investees plus fixed charges	555	672	907	1,065	998	227
Ratio of earnings to fixed charges	1.8	2.0	2.9	2.8	3.0	2.8

(a)	Includes interest expense of $0 for the quarter ended March 31, 2012, and $0, $63 million, $0, $0 and $0 for the years ended December 31, 2011, 2010, 2009, 2008 and 2007, respectively, related to uncertain income tax positions.
(b)	Represents one-third of rental expense relating to operating leases, which is a reasonable approximation of the interest factor.